

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

December 30, 2016

Michael M. Goldberg, M.D.
President and Chief Executive Officer
Navidea Biopharmaceuticals, Inc.
5600 Blazer Parkway, Suite 200
Dublin, Ohio 43017

> **Re: Navidea Biopharmaceuticals, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 5, 2016**
> **File No. 001-35076**

Dear Dr. Goldberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   Please clearly describe all substantial interests in the matters to be acted on by each person who has been an officer or director of Navidea at any time since the beginning of the last fiscal year, as required by Item 5 of Schedule 14A. Please include this disclosure prominently in both your Summary and Background. Your disclosure should address, but is not limited to, the following:

- The affiliation of any officer or director with Platinum-Montaur Life Sciences LLC or any of its affiliates, including any of the Platinum entities that are party to the Platinum Loan Agreement, including any transactions between such officers and directors and the Platinum entities;

- Any interest that any officer or director has in repayment of the Platinum Loan Agreement, including, but not limited to, describing and quantifying the amount that

Dr. Michael Goldberg will receive based on his 15% interest in the Platinum Loan Agreement; and

- Details of the cash bonus that Dr. Goldberg is entitled to if shareholders do not approve the 2016 Stock Incentive Plan.

The Asset Sale, page 11

2. Please revise your disclosure in this section and in the Background section to provide a materially complete description of the reasons for the use of the sale proceeds to repay the Platinum Loan Agreement. In your disclosure, please include all relevant discussions relating to repayment of the Platinum Loan Agreement, including the parties involved in the discussions and any affiliation of such parties with Platinum, and the reasons for repaying the loan even though it is not in default.

Background of the Asset Sale, page 20

3. Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the parties present at the meetings, the material issues discussed, the key negotiated terms, and the positions taken by those involved. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to any alternatives. In your revised disclosure, please ensure that you address the following:

- The background of the Platinum Loan Agreement and any discussions relating to the use of proceeds to repay the loan, including all parties involved in such discussions and a description of their affiliation with Platinum, as applicable;

- The particular events of default cited by CRG under the CRG Loan Agreement;

- Why the company decided not to pursue a royalty-based financing to refinance the CRG debt;

- The other strategic alternatives considered by the Board and how and why the Board decided to pursue the asset sale;

- Consideration of potential parties for the acquisition aside from Cardinal Health; and

- The negotiation of particular terms of the agreement, including the restriction on the company's ability to solicit or engage in discussions with a third party regarding alternative transactions.

4.   We note the disclosure on page 21 that senior management discussed with Evercore/ISI a list of comparable transactions going back over the past twenty years "to gain a better understanding of what would constitute a fair multiple for the potential Cardinal transaction." Please note that for any reports, opinions or appraisals that are materially related to the transaction and referred to in the proxy statement you must provide the information required by Item 1015(b) of Regulation M-A. See Item 14(b)(6) of Schedule 14A. Please revise to provide such disclosure or tell us why you believe it is not required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gabor at (202) 551-2544 or Erin Jaskot at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Bill Mower, Esq.
       Maslon LLP